UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Inflection Point Acquisition Corp.

(Name of Issuer)

Class A ordinary shares

(Title of Class of Securities)

G47874121 (CUSIP Number)

Michael Blitzer

Kingstown Capital Management L.P.

34 East 51st Street, 5th Floor

New York, New York 10022

(212) 319-1309

Copy to:

Joel L. Rubinstein

White & Case LLP

1221 Avenue of the Americas

New York, New York 10020

(212) 819-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 29, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G47874121	SCHEDULE 13D	Page 2 of 12 Pages

1	NAME OF REPORTING PERSONS Kingstown Capital Management L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,143,750(1)(2)(3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,143,750(1)(2)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,143,750(1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.0%(4)
14.	TYPE OF REPORTING PERSON PN

(1)	The reported shares include (i) 8,243,750 Class B ordinary shares that are convertible into Class A ordinary shares as described under the heading “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-253963) held of record by Inflection Point Holdings LLC (the “Sponsor”) and (ii) 2,900,000 Class A ordinary shares underlying units purchased by Kingstown 1740 Fund L.P. (“Kingstown 1740”) in the Issuer’s initial public offering.
(2)	Excludes 6,845,000 Class A ordinary shares which may be purchased by exercising warrants held of record by the Sponsor that are not presently exercisable.
(3)	8,243,750 Class B ordinary shares are held directly by the Sponsor. 2,900,000 Class A ordinary shares are held directly by Kingstown 1740. Kingstown Capital Management L.P. (“KCM”) is the manager of the Sponsor and the investment manager of Kingstown 1740. Kingstown Management GP LLC (“KMGP”) is the general partner of KCM. Kingstown Capital Partners LLC (“KCP”) is the general partner of Kingstown 1740. Michael Blitzer (“Mr. Blitzer”) and Guy Shanon (“Mr. Shanon”) are the managing members of KMGP and KCP. KCM, KMGP, Mr. Blitzer and Mr. Shanon share voting and dispositive power over the securities held by the Sponsor and Kingstown 1740 and KCP shares voting and dispositive power over the securities held by Kingstown 1740. As a result, each of KCM, KMGP, Mr. Blitzer and Mr. Shanon may be deemed to indirectly beneficially own the securities directly held by the Sponsor and Kingstown 1740 and KCP may be deemed to share voting and dispositive power over the securities held by Kingstown 1740. Each of KCM, KMGP, KCP, Mr. Blitzer and Mr. Shanon disclaims beneficial ownership over any securities directly held by the Sponsor and Kingstown 1740 other than to the extent of its/his respective pecuniary interest therein, directly or indirectly.
(4)	Based on 32,975,000 Class A ordinary shares and 8,243,750 Class B ordinary shares outstanding.

CUSIP No. G47874121	SCHEDULE 13D	Page 3 of 12 Pages

1	NAME OF REPORTING PERSONS Kingstown Management GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,143,750 (1)(2)(3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,143,750 (1)(2)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,143,750 (1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.0%(4)
14.	TYPE OF REPORTING PERSON OO

(1)	The reported shares include (i) 8,243,750 Class B ordinary shares that are convertible into Class A ordinary shares as described under the heading “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-253963) held of record by Inflection Point Holdings LLC (the “Sponsor”) and (ii) 2,900,000 Class A ordinary shares underlying units purchased by Kingstown 1740 Fund L.P. (“Kingstown 1740”) in the Issuer’s initial public offering.
(2)	Excludes 6,845,000 Class A ordinary shares which may be purchased by exercising warrants held of record by the Sponsor that are not presently exercisable.
(3)	8,243,750 Class B ordinary shares are held directly by the Sponsor. 2,900,000 Class A ordinary shares are held directly by Kingstown 1740. Kingstown Capital Management L.P. (“KCM”) is the manager of the Sponsor and the investment manager of Kingstown 1740. Kingstown Management GP LLC (“KMGP”) is the general partner of KCM. Kingstown Capital Partners LLC (“KCP”) is the general partner of Kingstown 1740. Michael Blitzer (“Mr. Blitzer”) and Guy Shanon (“Mr. Shanon”) are the managing members of KMGP and KCP. KCM, KMGP, Mr. Blitzer and Mr. Shanon share voting and dispositive power over the securities held by the Sponsor and Kingstown 1740 and KCP shares voting and dispositive power over the securities held by Kingstown 1740. As a result, each of KCM, KMGP, Mr. Blitzer and Mr. Shanon may be deemed to indirectly beneficially own the securities directly held by the Sponsor and Kingstown 1740 and KCP may be deemed to share voting and dispositive power over the securities held by Kingstown 1740. Each of KCM, KMGP, KCP, Mr. Blitzer and Mr. Shanon disclaims beneficial ownership over any securities directly held by the Sponsor and Kingstown 1740 other than to the extent of its/his respective pecuniary interest therein, directly or indirectly.
(4)	Based on 32,975,000 Class A ordinary shares and 8,243,750 Class B ordinary shares outstanding.

CUSIP No. G47874121	SCHEDULE 13D	Page 4 of 12 Pages

1	NAME OF REPORTING PERSONS Michael Blitzer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,143,750 (1)(2)(3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,143,750 (1)(2)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,143,750 (1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.0%(4)
14.	TYPE OF REPORTING PERSON IN

(1)	The reported shares include (i) 8,243,750 Class B ordinary shares that are convertible Class A ordinary shares as described under the heading “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-253963) held of record by Inflection Point Holdings LLC (the “Sponsor”) and (ii) 2,900,000 Class A ordinary shares underlying units purchased by Kingstown 1740 Fund L.P. (“Kingstown 1740”) in the Issuer’s initial public offering
(2)	Excludes 6,845,000 Class A ordinary shares which may be purchased by exercising warrants held of record by the Sponsor that are not presently exercisable.
(3)	8,243,750 Class B ordinary shares are held directly by the Sponsor. 2,900,000 Class A ordinary shares are held directly by Kingstown 1740. Kingstown Capital Management L.P. (“KCM”) is the manager of the Sponsor and the investment manager of Kingstown 1740. Kingstown Management GP LLC (“KMGP”) is the general partner of KCM. Kingstown Capital Partners LLC (“KCP”) is the general partner of Kingstown 1740. Michael Blitzer (“Mr. Blitzer”) and Guy Shanon (“Mr. Shanon”) are the managing members of KMGP and KCP. KCM, KMGP, Mr. Blitzer and Mr. Shanon share voting and dispositive power over the securities held by the Sponsor and Kingstown 1740 and KCP shares voting and dispositive power over the securities held by Kingstown 1740. As a result, each of KCM, KMGP, Mr. Blitzer and Mr. Shanon may be deemed to indirectly beneficially own the securities directly held by the Sponsor and Kingstown 1740 and KCP may be deemed to share voting and dispositive power over the securities held by Kingstown 1740. Each of KCM, KMGP, KCP, Mr. Blitzer and Mr. Shanon disclaims beneficial ownership over any securities directly held by the Sponsor and Kingstown 1740 other than to the extent of its/his respective pecuniary interest therein, directly or indirectly.
(4)	Based on 32,975,000 Class A ordinary shares and 8,243,750 Class B ordinary shares outstanding.

CUSIP No. G47874121	SCHEDULE 13D	Page 5 of 12 Pages

1	NAME OF REPORTING PERSONS Guy Shanon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,143,750 (1)(2)(3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,143,750 (1)(2)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,143,750 (1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.0%(4)
14.	TYPE OF REPORTING PERSON IN

(1)	The reported shares include (i) 8,243,750 Class B ordinary shares that are convertible into Class A ordinary shares as described under the heading “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-253963) held of record by Inflection Point Holdings LLC (the “Sponsor”) and (ii) 2,900,000 Class A ordinary shares underlying units purchased by Kingstown 1740 Fund L.P. (“Kingstown 1740”) in the Issuer’s initial public offering.
(2)	Excludes 6,845,000 Class A ordinary shares which may be purchased by exercising warrants held of record by the Sponsor that are not presently exercisable.
(3)	8,243,750 Class B ordinary shares are held directly by the Sponsor. 2,900,000 Class A ordinary shares are held directly by Kingstown 1740. Kingstown Capital Management L.P. (“KCM”) is the manager of the Sponsor and the investment manager of Kingstown 1740. Kingstown Management GP LLC (“KMGP”) is the general partner of KCM. Kingstown Capital Partners LLC (“KCP”) is the general partner of Kingstown 1740. Michael Blitzer (“Mr. Blitzer”) and Guy Shanon (“Mr. Shanon”) are the managing members of KMGP and KCP. KCM, KMGP, Mr. Blitzer and Mr. Shanon share voting and dispositive power over the securities held by the Sponsor and Kingstown 1740 and KCP shares voting and dispositive power over the securities held by Kingstown 1740. As a result, each of KCM, KMGP, Mr. Blitzer and Mr. Shanon may be deemed to indirectly beneficially own the securities directly held by the Sponsor and Kingstown 1740 and KCP may be deemed to share voting and dispositive power over the securities held by Kingstown 1740. Each of KCM, KMGP, KCP, Mr. Blitzer and Mr. Shanon disclaims beneficial ownership over any securities directly held by the Sponsor and Kingstown 1740 other than to the extent of its/his respective pecuniary interest therein, directly or indirectly.
(4)	Based on 32,975,000 Class A ordinary shares and 8,243,750 Class B ordinary shares outstanding.

CUSIP No. G47874121	SCHEDULE 13D	Page 6 of 12 Pages

1	NAME OF REPORTING PERSONS Inflection Point Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,243,750(1)(2)(3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,243,750(1)(2)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,243,750(1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0%(4)
14.	TYPE OF REPORTING PERSON OO

(1)	The reported shares consist of 8,243,750 Class B ordinary shares that are convertible Class A ordinary shares as described under the heading “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-253963) held of record by Inflection Point Holdings LLC (the “Sponsor”).
(2)	Excludes 6,845,000 Class A ordinary shares which may be purchased by exercising warrants held of record by the Sponsor that are not presently exercisable.
(3)	8,243,750 Class B ordinary shares are held directly by the Sponsor. Kingstown Capital Management L.P. (“KCM”) is the manager of the Sponsor. Kingstown Management GP LLC (“KMGP”) is the general partner of KCM. Michael Blitzer (“Mr. Blitzer”) and Guy Shanon (“Mr. Shanon”) are the managing members of KMGP. KCM, KMGP, Mr. Blitzer and Mr. Shanon share voting and dispositive power over the securities held by the Sponsor. As a result, each of KCM, KMGP, Mr. Blitzer and Mr. Shanon may be deemed to indirectly beneficially own the securities directly held by the Sponsor. Each of KCM, KMGP, Mr. Blitzer and Mr. Shanon disclaims beneficial ownership over any securities directly held by the Sponsor other than to the extent of its/his respective pecuniary interest therein, directly or indirectly.
(4)	Based on 32,975,000 Class A ordinary shares and 8,243,750 Class B ordinary shares outstanding.

CUSIP No. G47874121	SCHEDULE 13D	Page 7 of 12 Pages

1	NAME OF REPORTING PERSONS Kingstown 1740 Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,900,000(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,900,000(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,900,000(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%(3)
14.	TYPE OF REPORTING PERSON PN

(1)	The reported shares consist of 2,900,000 Class A ordinary shares underlying units purchased by Kingstown 1740 Fund L.P. (“Kingstown 1740”) in the Issuer’s initial public offering.
(2)	2,900,000 Class A ordinary shares are held directly by Kingstown 1740. Kingstown Capital Management L.P. (“KCM”) is the investment manager of Kingstown 1740. Kingstown Management GP LLC (“KMGP”) is the general partner of KCM. Kingstown Capital Partners LLC (“KCP”) is the general partner of Kingstown 1740. Michael Blitzer (“Mr. Blitzer”) and Guy Shanon (“Mr. Shanon”) are the managing members of KMGP and KCP. KCM, KMGP, KCP, Mr. Blitzer and Mr. Shanon share voting and dispositive power over the securities held by Kingstown 1740. As a result, each of KCM, KMGP, KCP, Mr. Blitzer and Mr. Shanon may be deemed to indirectly beneficially own the securities directly held by Kingstown 1740. Each of KCM, KMGP, KCP, Mr. Blitzer and Mr. Shanon disclaims beneficial ownership over any securities directly held by Kingstown 1740 other than to the extent of its/his respective pecuniary interest therein, directly or indirectly.
(3)	Based on 32,975,000 Class A ordinary shares and 8,243,750 Class B ordinary shares outstanding.

CUSIP No. G47874121	SCHEDULE 13D	Page 8 of 12 Pages

1	NAME OF REPORTING PERSONS Kingstown Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,900,000(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,900,000(1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,900,000(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%(3)
14.	TYPE OF REPORTING PERSON OO

(1)	The reported shares include 2,900,000 Class A ordinary shares underlying units purchased by Kingstown 1740 Fund L.P. (“Kingstown 1740”) in the Issuer’s initial public offering.
(2)	2,900,000 Class A ordinary shares are held directly by Kingstown 1740. Kingstown Capital Management L.P. (“KCM”) is the investment manager of Kingstown 1740. Kingstown Management GP LLC (“KMGP”) is the general partner of KCM. Kingstown Capital Partners LLC (“KCP”) is the general partner of Kingstown 1740. Michael Blitzer (“Mr. Blitzer”) and Guy Shanon (“Mr. Shanon”) are the managing members of KMGP and KCP. KCM, KMGP, KCP, Mr. Blitzer and Mr. Shanon share voting and dispositive power over the securities held by Kingstown 1740. As a result, each of KCM, KMGP, KCP, Mr. Blitzer and Mr. Shanon may be deemed to indirectly beneficially own the securities directly held by Kingstown 1740. Each of KCM, KMGP, KCP, Mr. Blitzer and Mr. Shanon disclaims beneficial ownership over any securities directly held by Kingstown 1740 other than to the extent of its/his respective pecuniary interest therein, directly or indirectly.
(3)	Based on 32,975,000 Class A ordinary shares and 8,243,750 Class B ordinary shares outstanding.

END OF COVER PAGES

CUSIP No. G47874121	SCHEDULE 13D	Page 9 of 12 Pages

 EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends the report on Schedule 13D filed on October 4, 2021 (the “Schedule 13D”) by: (1) Kingstown Capital Management L.P. (“KCM”), (2) Kingstown Management GP LLC (“KMGP”), (3) Michael Blitzer (“Mr. Blitzer”), (4) Guy Shanon (“Mr. Shanon”), (5) Inflection Point Holdings LLC (the “Sponsor”), (6) Kingstown 1740 Fund L.P. (“Kingstown 1740”), and (7) Kingstown Capital Partners LLC (“KCP”) (each, a Reporting Person” and collectively, the “Reporting Persons”) with respect to the Class A ordinary shares, par value $0.0001 per share, (the “Class A Ordinary Shares”), of Inflection Point Acquisition Corp. (the “Issuer”).

Capitalized terms used and not otherwise defined in this Amendment have the meanings ascribed to them in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

ITEM 4.	PURPOSE OF THE TRANSACTION

Item 4 is hereby amended and restated in its entirety as follows:

To the extent required by Item 4, the information contained in Item 3 of the Schedule 13D and Item 6 of the Schedule 13D as amended by this Amendment is incorporated herein by reference.

Founder Shares

The Sponsor acquired the Founder Shares for its own account. The number of Founder Shares outstanding was determined based on the expectation that the Founder Shares would represent 20% of the outstanding ordinary shares after the Issuer’s IPO. Up to 1,125,000 Founder Shares were subject to forfeiture depending on the extent to which the underwriters’ over-allotment option was exercised so that the Sponsor will maintain ownership of Founder Shares representing 20% of the Issuer’s ordinary shares after the IPO. On October 29, 2021, the Sponsor forfeited at no cost 381,250 Founder Shares, in connection with the election by the underwriters of the Issuer’s initial public offering of units to exercise only 66.1% of the option granted to them to cover over-allotments. The remaining 743,750 Founder Shares are no longer subject to forfeiture.

The Class B Ordinary Shares will automatically convert into Class A Ordinary Shares concurrently with or immediately following the consummation of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like, and subject to further adjustment as described in the Issuer’s amended and restated memorandum and articles of association. In the case that additional Class A Ordinary Shares or equity-linked securities are issued or deemed issued in connection with the Issuer’s initial business combination, the number of Class A Ordinary Shares issuable upon conversion of all Founder Shares will equal, in the aggregate, 20% of the total number of Class A Ordinary Shares outstanding after such conversion (after giving effect to any redemptions of Class A Ordinary Shares by public shareholders), including the total number of Class A Ordinary Shares issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Issuer in connection with or in relation to the consummation of the Issuer’s initial business combination (including the Forward Purchase Shares (as defined below)), excluding any Class A Ordinary Shares or equity-linked securities exercisable for or convertible into Class A Ordinary Shares issued, or to be issued, to any seller in the Issuer’s initial business combination and any private placement warrants issued to the Sponsor, officers or directors upon conversion of working capital loans; provided that such conversion of Founder Shares will never occur on a less than one-for-one basis.

CUSIP No. G47874121	SCHEDULE 13D	Page 10 of 12 Pages

IPO Units

Kingstown 1740 acquired 2,900,000 units of the Issuer for its own account. Each unit of the Issuer consists of one Class A Ordinary Share and one half of one warrant to purchase one Class A Ordinary Share at $11.50 per share.

Plans or Proposals

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of the form of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.

The Reporting Persons have acquired the shares reported herein for investment purposes. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Issuer’s ordinary shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons and their representatives may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, engaging in communications with members of the Issuer’s board of directors, members of the Issuer’s management and/or other shareholders of the Issuer from time to time with respect to potential business combination opportunities and operational, strategic, financial or governance matters, or otherwise work with management and the Issuer’s board of directors to identify, evaluate, structure, negotiate, execute or otherwise facilitate a business combination and facilitate efforts to raise additional capital in connection with a business combination, purchasing additional shares and/or warrants, selling some or all of their ordinary shares and/or warrants, engaging in short selling of or any hedging or similar transaction with respect to the ordinary shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4 of the form of Schedule 13D. Among other things, the Reporting Persons may introduce the Issuer to potential candidates for a business combination, or propose one or more business combinations with potential candidates, which may include candidates that are affiliates of one or more Reporting Persons or in which one or more Reporting Persons otherwise has an equity or other interest.

In addition, as directors and Co-Chief Executive Officers of the Issuer, Mr. Blitzer and Mr. Shanon will be involved in negotiations in connection with any prospective business combination of the Issuer, the decisions of the board of directors related to any such business combination, and any matters to be presented to the Issuer’s shareholders in connection therewith. Mr. Blitzer and Mr. Shanon are expected to be involved in reviewing possible transactions involving the Issuer and identifying candidates to serve on the board of directors. As such, through this affiliation with management at the Issuer, KCM, KMGP, the Sponsor and Kingstown 1740 may be involved in transactions of the sort described in clauses (a) through (j) of Item 4 of the form of Schedule 13D.

The Reporting Persons may purchase ordinary shares of the Issuer and/or warrants in privately negotiated transactions or in the open market either prior to, in connection with or following the completion of the Issuer’s initial business combination. The purpose of any such purchases of shares could be to vote such shares in favor of the business combination and thereby increase the likelihood of obtaining shareholder approval of the business combination or to satisfy a closing condition in an agreement with a target that requires the Issuer to have a minimum net worth or a certain amount of cash at the closing of the Issuer’s initial business combination, where it appears that such requirement would otherwise not be met. The purpose of any such purchases of warrants could be to reduce the number of warrants outstanding or to vote such warrants on any matters submitted to the warrantholders for approval in connection with the Issuer’s initial business combination. Any such purchases of the Issuer’s securities may result in the completion of the initial business combination that may not otherwise have been possible.

CUSIP No. G47874121	SCHEDULE 13D	Page 11 of 12 Pages

ITEM 5.	INTEREST OF SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

(a) and (b) The information contained on the cover pages to this Amendment is incorporated herein by reference.

(c) Except for the transactions described in Item 4 of this Amendment, the Reporting Persons have not engaged in any transaction during the past 60 days involving the ordinary shares of the Issuer.

(d) Mr. Blitzer and Mr. Shanon are managing members of KMGP and KCP. KMGP is the general partner of KCM. KCM is the manager of the Sponsor and the investment manager of Kingstown 1740. KCP is the general partner of Kingstown 1740 As a result KCM, KMGP, KCP, Mr. Blitzer and Mr. Shanon may be entitled to distributions, or to direct the distributions of, securities held by the Sponsor and Kingstown 1740.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and supplemented as follows:

To the extent required by Item 6, the information contained in Item 4 of the Amendment above is incorporated herein by reference.

Purchase of Private Placement Warrants for Overallotment

In connection with the partial exercise by the underwriters of the Issuer’s initial public offering of units of their option to purchase additional units, the Sponsor purchased an additional 595,000 warrants at a price of $1.00 per warrant in a private placement concurrently with the IPO (the “Overallotment Private Placement Warrants”) pursuant to the Private Placement Warrants Agreement. Each Overallotment Private Placement Warrant entitles the Sponsor to purchase one Class A Ordinary Share at $11.50 per share. The Overallotment Private Placement Warrants may not, subject to certain limited exceptions, be transferred, assigned or sold until 30 days after the completion of the Issuer’s business combination. If the Issuer does not complete a business combination, then the proceeds will be part of the liquidating distribution to the public shareholders and the warrants issued to the Sponsor will expire worthless.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
7.01	Letter Agreement, dated September 21, 2021, among the Issuer, its executive officers and directors and the Sponsor (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on September 24, 2021 (File No. 001-40823)).
7.02	Private Placement Warrants Purchase Agreement, dated September 21, 2021, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer on September 24, 2021 (File No. 001-40823)).
7.03	Registration Rights Agreement, dated September 21, 2021, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on September 24, 2021 (File No. 001-40823)).
7.04	Forward Purchase Agreement, dated September 21, 2021, by and among the Issuer, Kingstown 1740 Fund, LP and Kingfishers L.P. (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by the Issuer on September 24, 2021 (File No. 001-40823)).
7.05	Waiver, dated September 21, 2021, by and among the Issuer and Kingstown 1740 Fund, LP (incorporated by reference to Exhibit 7.05 to the Schedule 13D filed by the Reporting Persons on October 4, 2021 (File No. 005-92893).
11	Joint Filing Agreement by and among the Reporting Persons (incorporated by reference to Exhibit 11 to the Schedule 13D filed by the Reporting Persons on October 4, 2021 (File No. 005-92893).

CUSIP No. G47874121	SCHEDULE 13D	Page 12 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 2, 2021

KINGSTOWN CAPITAL MANAGEMENT L.P. By: Kingstown Management GP LLC, its general partner

/s/ Michael Blitzer
Name:	Michael Blitzer
Title:	Managing Member

KINGSTOWN MANAGEMENT GP LLC

/s/ Michael Blitzer
Name:	Michael Blitzer
Title:	Managing Member

/s/ Michael Blitzer
Name:	Michael Blitzer

/s/ Guy Shanon
Name:	Guy Shanon

INFLECTION POINT HOLDINGS LLC By: Kingstown Capital Management L.P., its manager By: Kingstown Management GP LLC, its general partner

/s/ Michael Blitzer
Name:	Michael Blitzer
Title:	Managing Member

KINGSTOWN 1740 FUND L.P. By: Kingstown Capital Management L.P., its investment manager By: Kingstown Management GP LLC, its general partner

/s/ Michael Blitzer
Name:	Michael Blitzer
Title:	Managing Member

KINGSTOWN CAPITAL PARTNERS LLC

/s/ Michael Blitzer
Name:	Michael Blitzer
Title:	Managing Member